UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras publishes its 2020 Sustainability Report

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Rio de Janeiro, April 1, 2021 – Petróleo Brasileiro S.A – Petrobras informs that it published today its 2020 Sustainability Report. In addition to presenting its operating, economic, social, environmental and governance performance, the report shows Petrobras’ advances in environmental and social indicators and the support in the fight against the effects of the Covid-19 pandemic on Brazilian society, thus expanding the commitment to sustainability.

The concern with employees' health and safety is also one of the highlights of the report. In 2020, no fatalities were recorded in the operations, and the recordable accident rate per million worker/hour reached 0.56, a new benchmark for the global oil industry.

In the chapter on climate changes, the company reports its 2020 advances, such as the 5% reduction in absolute greenhouse gas emissions compared to 2019, consolidating a downward trend in recent years. Petrobras achieved 97% of gas use in the E&P area and reinjected about 7 million tons of CO2 separated from the gas produced in the pre-salt fields, reaching an accumulated total of 21.4 million tons of CO2 reinjected since 2008. In the refining segment, the highlight was the continuous improvement in the carbon intensity indicator, down by 3.6% from the previous year. Additionally, the Biorefino 2030 program was created, which provides for projects for the production of a new generation of more modern and sustainable fuel, such as renewable diesel and biojet fuel.

The report presents Petrobras's support for social, environmental, cultural, sports and business, and science and technology projects, which in 2020, totaled R$120 million. It also underscores the company's voluntary support for projects focused on the recovery or direct conservation of forests and natural areas and that, among other benefits, promote carbon fixation and avoid greenhouse gas emissions.

The document details Petrobras' support for actions in the fight against Covid-19, through the donation of tests, hospital and hygiene supplies, fuel for ambulances and hospital vehicles and food for low-income families, among others. The document also presents the company’s financial donations of R$25.5 million in 2020 in response to Covid-19 and other situations of public calamity in Brazil.

The Report addresses Petrobras' advances in favor of human rights, including the publication, in June, of the Human Rights Guidelines and the launch of the updated Gender Equity Plan.

The company also approved the new Code of Ethical Conduct, which unified the Code of Ethics and the Conduct Guide. The document represents another step towards strengthening a culture of integrity, as well as the Guide to Ethical Conduct for Suppliers, also disclosed in 2020. Still last year, the World Economic Forum announced Petrobras' return to the Partnering Against Corruption Initiative (PACI), which recognizes efforts to promote transparency and fight against corruption in recent years.

The report was developed based on the sustainability reporting methodology of the Global Reporting Initiative (GRI Standards), as well as the Oil and Gas Industry Guidance on Voluntary Sustainability Reporting of IPIECA, a global oil and gas industry association for advancing environmental and social performance.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act), that reflect the expectations of the Company's management. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

The methodology indicators correlated with the Global Compact Principles and the Sustainable Development Goals (SDGs) of the United Nations.

The Portuguese version of the Sustainability Report 2020 is available on the company's website (https://www.investidorpetrobras.com.br/en/). Unfortunately, the English version will be available on April 7, 2021. We apologize for the inconvenience.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act), that reflect the expectations of the Company's management. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer